Exhibit 99.8
CONSENT OF PKF O'CONNOR DAVIES, LLP

We hereby consent to the incorporation by reference of:

•our report, dated February 26, 2026, on the consolidated financial statements of Curaleaf Holdings, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024 and the consolidated statements of operations, comprehensive loss, temporary equity and shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and notes to the consolidated financial statements, including a summary of significant accounting policies, (collectively the “Financial Statement Report”); and

•our report, dated February 26, 2026, on the effectiveness of internal control over financial reporting of the Company as of December 31, 2025 (the “Controls Report” and together with the Financial Statement Report, the “Reports”)

into Registration Statements No. 333-250071 on Form S-8 and No. 333-284710 on Form F-10 of the Company and any amendments thereto, which Reports have been included in Exhibit 99.2 of this Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”).

We further consent to filing of the Reports with, and the use of our name in reference to the Reports, in the Form 40-F and the above referenced registration statements.

/s/ PKF O'Connor Davies, LLP

New York, New York
February 26, 2026